ITEM 2: MATERIAL PUBLISHED ON WWW.OPPORTUNITYATOPORTUN.COM



Resources

Presentations


Response to Oportun Financial's Misguided Assessment of Findell's Goals and Campaign
JUNE 23, 2025 / FINDELL CAPITAL MANAGEMENT, LLC
PRESENTATION


The Opportunity at Oportun: How Improved Board Oversight Will Lead to Stronger Operations
JUNE 16, 2025 / FINDELL CAPITAL MANAGEMENT, LLC
PRESENTATION

Shareholder Letters


Letter to OPRT Stockholders
JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Letter to OPRT Stockholders
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Press Releases


Findell Reports ISS Recommends Oportun Stockholders Vote FOR Findell Nominee Warren Wilcox and WITHHOLD on Long-Tenured CEO Raul Vazquez at Annual Meeting
JULY 7, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Reiterates Desire for Compromise at Oportun Financial and Issues Statement on Behalf of Scott Parker
JUNE 30, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Issues Rebuttal Presentation on Oportun Financial and Notes Support of Oportun Founder and Former CEO James Gutierrez
JUNE 23, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Reiterates Commitment to Reaching a Good Faith Settlement at Oportun Financial
JUNE 17, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Releases Presentation on Oportun Financial
JUNE 16, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

JUNE 13, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Provides Facts in Response to Oportun's Misleading Narrative

JUNE 13, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Spotlights Why Ginny Lee Should Not be Appointed Oportun's Next Lead Independent Director

JUNE 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Urges Oportun Stockholders to Vote the White Proxy Card to Elect an Independent Consumer Financial Services Expert to the Board

JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Responds to Oportun's Reactionary and Defensive Reduction of Board Size

MAY 8, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Partners Delivers Letter to Oportun Stockholders Ahead of 2025 Annual Meeting

MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Responds to Oportun (NASDAQ: OPRT) Comments, Announces Nomination of Sandra Bell and Warren Wilcox

MARCH 27, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Issues Open Letter to the Board and Shareholders of Oportun (NASDAQ:OPRT) Calling for Leadership Change

MARCH 20, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Issues Statement to the Stockholders of Oportun Financial Corporation

DECEMBER 4, 2023 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Applauds Oportun (OPRT) in Announcing Cost Savings Measures

MAY 9, 2023 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Issues Statement to the Oportun Financial Corporation Board of Directors

MARCH 29, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

SEC Filings



Definitive Proxy Statement

MAY 29, 2025 / SEC
LEGAL FILINGS

Video



Findell Capital's Brian Finn on Oportun $OPRT

JUNE 16, 2025 / YET ANOTHER VALUE PODCAST
VIDEO

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ITEM 3: SOCIAL MEDIA



← **Post**

FindellCap ✔
@fin_capital   Ø ···

We appreciate the support of ISS as we seek to improve governance and operations of $OPRT. This is a good day for $OPRT shareholders.

Findell Reports ISS Recommends Oportun Stockholders Vote FOR Findell Nominee Wa...

From finance.yahoo.com

10:25 AM · Jul 7, 2025 · **823** Views

💬   ⇄   ♡ 10   🔖   ⬆